SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR BUYS 30 NEW CFM LEAP-1B ENGINES

$500M INVESTMENT WILL IMPROVE RESILIENCE

Ryanair today (10 June) announced it has reached agreement with CFM to buy 30 new spare LEAP-1B engines which have a list price of $500m. These fuel-efficient engines, which deliver over the next 2 years, will support Ryanair's fleet of 210x B737 Gamechanger aircraft and also the B737 MAX-10 aircraft which deliver in 2027. These 30 new engines greatly increase Ryanair's pool of spare engines to over 120, which will enhance Ryanair's operational resilience. Ryanair plans to increase its fleet to 800x B737s (all powered by CFM engines) to grow its traffic to 300m guests p.a. by 2034.

Ryanair's Michael O'Leary said:

"We are pleased to continue to develop our longstanding partnership with CFM (Safran & GE Aerospace). Today's purchase of 30 new LEAP-1B spare engines is a significant $500m commitment to improve the operational resilience of our Group airlines. These latest technology CFM engines reduce fuel consumption and CO2  emissions per seat by up to 20% when installed on our B737 MAX fleet, which will further widen Ryanair's cost leadership over competitor airlines in Europe."

CFM's President & CEO, Gael Meheust, said:

"This new agreement is another milestone in the long and successful partnership we have built with Ryanair. We look forward to continuing to support Ryanair's significant growth by providing them with industry-leading reliability and utilization standards".

Ryanair Holdings plc, Europe's largest airline group, is the parent company of Buzz, Lauda, Malta Air, Ryanair & Ryanair UK. Carrying c.206m guests p.a. on approx. 3,600 daily flights from 93 bases, the Group connects over 230 airports in 37 countries on a fleet of almost 620 aircraft, and c.330 new Boeing 737s on order, which will enable the Ryanair Group to grow traffic to 300m p.a. by FY34. Ryanair has a team of over 26,000 highly skilled aviation professionals delivering Europe's No.1 operational performance, and an industry leading 40-year safety record. Ryanair is one of the most efficient major EU airlines. With a young fleet and high load factors, Ryanair targets 50grams of CO₂ per pax/km by 2031 (a 27% reduction).

CFM is a 50/50 joint venture between GE Aerospace and Safran Aircraft Engines, CFM International has redefined international cooperation and helped change the course of commercial aviation since its founding in 1974. Today, CFM is the world's leading supplier of commercial aircraft engines with a product line that sets the industry standard for efficiency, reliability, durability, and optimized cost of ownership. CFM International produces the LEAP family of engines and supports LEAP and CFM56 fleets for operators.

ENDS
For further info
please contact:	Jade Kirwan
Ryanair Press Office
T: +353-1-9451799
E: press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 10 June, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary